                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                        Blonder Tongue Laboratories, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   093698 10 8
                                 (CUSIP Number)

                                December 21, 2005
             (Date of Event Which Required Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 (“Act”) or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. – 093698 10 8

1    NAME OF REPORTING PERSON

                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert J. Pallé, Jr.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/
         N/A

3 SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER

                1,003,323 shares of Common Stock

6    SHARED VOTING POWER

               200,000 shares of Common Stock (represents shares of Common Stock that are  owned  by a  limited  liability  company  of which  the reporting  person  and  his  spouse  own  all of  the  membership interests)

7    SOLE DISPOSITIVE POWER

               1,003,323 shares of Common Stock

8    SHARED  DISPOSITIVE POWER

               200,000 shares of Common Stock (represents shares of Common Stock that are  owned  by a  limited  liability  company  of which  the reporting  person  and  his  spouse  own  all of  the  membership interests)

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,203,323  shares of Common  Stock  (includes  200,000  shares of
               Common  Stock  that are owned by a limited  liability  company of which  the  reporting  person  and  his  spouse  own  all  of the membership interests)

10   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN  SHARES /_/

               N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               15.01%

12   TYPE OF REPORTING PERSON

               IN

                                       2

Item 1.

               (a)  Name of Issuer: Blonder Tongue Laboratories, Inc.

               (b)  Address of Issuer’s  Principal  Executive  Office:  One Jake
                    Brown Road, Old Bridge, New Jersey 08857.

Item 2.

               (a)  Name of Person Filing: Robert J. Pallé, Jr.

               (b)  Address of Principal Business Office or, if none, Residence:
                    c/o Blonder Tongue Laboratories,  Inc., One Jake Brown Road,
                    Old Bridge, New Jersey 08857.

               (c)  Citizenship: United States of America

               (d)  Title of the Class of Securities: Common Stock

               (e)  CUSIP number: 093698 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ] Broker or dealer  registered under section 15 of the Act
                    (15 U.S.C. 78o).

               (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                    78c).

               (c)  [ ] Insurance  company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c).

               (d)  [ ] Investment  company  registered  under  section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e)  [ ] An  investment  adviser  in  accordance  with § 240.13d-
                    1(b)(1)(ii)(E);

               (f)  [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

               (g)  [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

               (h)  [ ] A savings  association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

               (i)  [ ] A church plan that is excluded from the definition of an investment  company under section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3);

               (j)  [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership

                  See item nos. 5 through 11 on the second part of the cover sheet.

                                       3

Item 5. Ownership of Five Percent or Less of a Class

                  N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
     Security Being Reported on By the Parent Holding Company

                  N/A

Item 8. Identification and Classification of Members of the Group

                  N/A

Item 9. Notice of Dissolution of Group

                  N/A

Item 10. Certification

                  N/A

                                       4

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                                February 13, 2006
                                                           Date

                                                /s/ Robert J. Pallé, Jr.
                                                        Signature

                                                     Robert J. Pallé, Jr.
                                                          President
                                                        Name/Title

                                       5